SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

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                                   FORM 6-K
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                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                             For October 10, 2001



                                 CNOOC Limited
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                (Translation of registrant's name into English)



                                  65th Floor
                              Bank of China Tower
                                One Garden Road
                              Central, Hong Kong
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                   (Address of principal executive offices)




   (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)



               Form 20-F     X                Form 40-F
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(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


               Yes                           No           X
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(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.)

CNOOC Joins the Planning of the Shandong Natural Gas Pipeline Network

(Beijing, October 10, 2001) - CNOOC Limited (SEHK: 883, NYSE: CEO) (the "Company") announced today that China National Offshore Oil Corporation ("CNOOC"), its parent, has entered into an agreement with the Development and Planning Commission of Shandong Province and Shandong International Trust Investment Company to participate in the planning of the Shandong natural gas pipeline network and LNG import.

Due to its rapid economic growth and severely unbalanced energy mix, Shandong province has been hungry for clean energy like natural gas. To maintain the sustainable development of its economy, society and environment, Shandong province has been actively exploring the utilization of natural gas.

CNOOC has been developing the natural gas reserves in Bohai Bay and has been planning to supply gas from the Bonan area to Yantai and Qingdao via Longkou in Shandong province. In addition, as the leading coordinator of the first LNG project in China, CNOOC has experience in LNG projects and knowledge of the domestic market. Therefore, the Development and Planning Commission of Shandong Province has decided to cooperate with CNOOC in the planning of the Shandong natural gas pipeline network (from 2001 to 2015) and the investigation of LNG import.

The Company has the option to take CNOOC's working interest in potential investment projects that may be generated from this cooperative endeavor.

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Notes to Editors:
CNOOC LIMITED - BACKGROUND

Incorporated in Hong Kong in August 1999, CNOOC Limited (SEHK: 883; NYSE: CEO) is the dominant producer of crude oil and natural gas offshore China. The Company is also one of the largest independent crude oil and gas exploration and production companies in the world. As of December 31, 2000, its net proved reserves were 1.8 billion barrels-of-oil equivalents and its net production totaled 239,337 BOE per day.

The Company has interests in 45 crude oil and gas properties in four major producing areas: Bohai Bay, Western South China Sea, Eastern South China Sea and East China Sea. The Company is a major oil and gas company in China with approximately 1,000 employees.

CNOOC LIMITED - RELATIONSHIP WITH ITS PARENT COMPANY

The Company, incorporated in Hong Kong, is a 70.6% held subsidiary of China National Offshore Oil Corporation ("CNOOC"). The Company is the sole vehicle through which CNOOC carries out oil and gas exploration, development and production activities offshore China and internationally.

CNOOC, the parent company, is involved in the administrative, research, and other services and functions for the PRC offshore petroleum industry as well as other mid- or down-stream petroleum projects.

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This press release contains statements that are not historical facts, including statements about beliefs and expectations of the directors of the Company. These forward-looking statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and the directors of the Company undertake no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. You are cautioned that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to, changes of the PRC's economic, political and social conditions as well as government policies.

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For further enquiries, please contact:

Mr. Xiao Zongwei
CNOOC Limited
CNOOC Plaza
No. 6, Dong Zhi Men Wai Xiao Jie
Beijing, 100027
People's Republic of China
Tel : +86 10 8452 1646
Fax: +86 10 8452 1648
E-mail: xiaozw@cnooc.com.cn
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                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be issued on its behalf by the undersigned, thereunto duly authorized.

                                                 CNOOC Limited


                                                 By:  /s/ Cao Yunshi
                                                    -------------------------
                                                    Name: Cao Yunshi
                                                    Title:  Company Secretary

Dated: October 10, 2001